Exhibit 99.1

NEWS RELEASE

Lorus Therapeutics Announces Filing of Preliminary Short Form Prospectus

TORONTO, CANADA - June 3, 2010 - Lorus Therapeutics Inc. (TSX: LOR; OTCBB: LRUSF) (“Lorus” or the “Company”), a biopharmaceutical company specializing in the research and development of pharmaceutical products and technologies for the management of cancer, announced today that it has filed a preliminary short form prospectus in the provinces of Ontario, Alberta and British Columbia and an amendment to the Registration Statement on Form F-1, initially filed in the United States on April 6, 2010, in connection with an offering of up to US$17.5 million in units of the Company. Global Hunter Securities, LLC has agreed to act as placement agent in the United States and D&D Securities Inc. has agreed to act as placement agent in Canada in connection with the offering.

Each unit will consist of one common share and one-half of a warrant (a “Warrant”) to purchase common shares (collectively referred to as the “Securities”). Each whole Warrant will permit the holder to purchase one common share, at an initial exercise price of 125% of the unit offering price (which will be determined at the time of the offering), and subsequently at a premium to the unit offering price which rises 5% on each anniversary of the closing date, to a maximum exercise price of 145% of the unit offering price on the fourth anniversary of the closing. Lorus may also require the exercise of the Warrants if the closing price of the common shares on the principal market upon which they are traded equals or exceeds 225% of the unit offering price for five consecutive trading days.

The offering is subject to regulatory approval, including the approval of the Toronto Stock Exchange. The Registration Statement relating to the Securities has been filed with the SEC but has not yet become effective. The details of the offering (including the terms of the Securities) are subject to change based on market conditions at the time the Registration Statement becomes effective.

The Securities may not be sold, nor may offers to buy be accepted, before the Registration Statement becomes effective. This news release shall not constitute an offer to sell or the solicitation of an offer to buy the Securities, nor shall there be any sale of the Securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

A copy of the prospectus included in the Registration Statement can be obtained upon request by contacting Investor Relations at the contact information below.

About Lorus
Lorus is a biopharmaceutical company focused on the research and development of novel therapeutics in cancer.  Lorus’ goal is to capitalize on its research, preclinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone, or in combination with other drugs, to successfully manage cancer.  Lorus Therapeutics Inc. is listed on the Toronto Stock Exchange under the symbol LOR and on the OTCBB under the symbol LRUSF.

Lorus Therapeutics Inc.’s recent press releases are available through its website at www.lorusthera.com.   For Lorus' regulatory filings on SEDAR, please go to www.sedar.com.  For SEDAR filings prior to July 10, 2007 you can find these under the company profile for Global Summit Real Estate Inc. (Old Lorus).

Forward Looking Statements
Certain statements contained in this press release constitute forward-looking statements or information (collectively “forward-looking statements”) within the meaning of the “safe harbour” provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as “anticipate”, “continue”, “estimate”, “expect”, “forecast”, “may”, “will”, “project”, “could”, “plan”, “intend”, “should”, “believe”, “outlook”, “potential”, “target” and similar words suggesting future events or future performance. In particular, this press release contains, without limitation, forward-looking statements pertaining to:
•	a possible sale of securities by Lorus in Canada;
•	the maximum amount of the offering;
•	the terms of the securities proposed to be issued under the offering;
•	general economic conditions;
•	Lorus’ future business prospects and opportunities, including, without limitation, Lorus’ financial situation;
•	investor demand;
•	the outcome of the proposed offering; and
•	Lorus’ inability or failure to obtain adequate financing on a timely basis.
With respect to forward-looking statements contained in this press release, we have made assumptions regarding various matters. Although we believe that the expectations reflected in the forward-looking statements contained in this press release, and the assumptions on which such forward-looking statements are made, are reasonable, we cannot assure you that such expectations will prove to be correct.

Readers are cautioned not to place undue reliance on forward-looking statements included in this press release, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward looking statements. These risks and uncertainties include those identified in the public disclosure filed by the Company with securities regulatory authorities.

The forward-looking statements contained in this press release speak only as of the date of this press release. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

For further information, please contact:

Lorus Therapeutics Inc.
Dr. Saeid Babaei, 1-416-798-1200 ext. 490
ir@lorusthera.com

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